SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF
THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF
THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification, submits the following information:

Name:    Rand Capital Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):	2200 Rand Building, Buffalo, New York 14203

Telephone Number (including area code): (716) 853-0802

Name and address of agent for service of process:	Allen F. Grum, 2200 Rand Building, Buffalo, NewYork 14203

       Check one of the following:

[   ]      The Company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

[X]      The Company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: 811-1825.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the Company: N/A

The undersigned company certifies that it is a closed-end company organized under the laws of New York and with its principal place of business in Buffalo, New York; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Buffalo and State of New York on the 16th day of August, 2001.

[SEAL]	Signature: RAND CAPITAL CORPORATION By: /s/Allan F. Grum Name: Allan F. Grum Title: President

Attest: /s/Daniel C. Penberthy
           Name:   Daniel C. Penberthy
           Title:   Secretary